

October 31, 2016

Mail Stop 4631

<u>Via E-mail</u>
Edmond R. Coletta
Senior Vice President
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, Vermont 05701

     Re: **Casella Waste Systems, Inc.**
                Form 10-K/A for Fiscal Year Ended December 31, 2015
                Filed April 29, 2016
                File No. 0-23211

Dear Mr. Coletta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Filed April 29, 2016

Non-Equity Incentive Plan and Fiscal 2016 Annual Cash Incentive Compensation, page 12

1.   In future filings, please disclose the specific performance metrics used to calculate annual incentive compensation. See Item 402(b)(2)(v) of Regulation S-K, and revise the disclosure in future filings relating to fiscal 2016 annual incentive compensation of your named executive officers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey McKoy, Staff Accountant, at (202) 551-3772, if you have questions regarding comments on the financial statements and related matters. You may contact Edward Kelly, Staff Attorney, at (202) 551-3728, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction